Mail Stop 4561

February 19, 2009

VIA USMAIL and FAX (212) 810 - 8765

Mr. James J. Lillis
Chief Financial Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, New York 10022

> Re: **Anthracite Capital, Inc.**
> **Form 10-K for the year ended 12/31/2007**
> **Filed on 3/12/2008**
> **File No. 001-13937**

Dear Mr. James J. Lillis:

We have reviewed your response letter dated January 23, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Margin and Net Interest Spread from the Portfolio, page 58

1. We note from the proposed disclosure in response to comment 3 that you will include a column showing the impact of consolidating the CMBS. Since the trust is consolidated for GAAP purposes in your audited financial statements, please advise why you have labeled the information Pro Forma Consolidation of CMBS Trust. To the extent you would like to provide a comparison showing the impact of excluding the trust, the adjusted data should be clearly labeled as non-GAAP and the required disclosures in Item 10(e) of Regulation S-K should be included.

Financial Statements and Notes

Note 6 – Commercial Mortgage Loans, page 100

2.   In your response to comment 6, you state that your loans have unique characteristics and there is insufficient historical loss data to evaluate whether it is probable that a provision for losses should be recorded. While we understand historical data may be a factor in assessing a loss under SFAS 5, we are unclear how you have addressed whether there is a loss in value in light of the current economic environment. Reference is made to paragraphs 22 and 23 of SFAS 5.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551–3585 with any other questions.

                                Sincerely,

                                Cicely LaMothe
                                Branch Chief